FORM 12b-25
                                            NOTIFICATION OF LATE FILING

                                                   (Check One):

[ ] Form 10-K and [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form  10-Q and
[ ]Form 10-QSB [ ] Form N-SAR

         For Period Ended: SEPTEMBER 30, 1998
         [ ]Transition Report on Form 10-K
         [ ]Transition  Report  on Form  20-F
         [ ]Transition  Report  on Form 11-K
         [ ]Transition  Report on Form 10-Q
         [ ]Transition  Report on Form N-SAR
         For the Transition Period Ended: __________________.


     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE


Part I - Registrant Information


         Full Name of Registrant:  CONVERGENCE COMMUNICATIONS, INC.

         Former Name if Applicable: WIRELESS CABLE & COMMUNICATIONS, INC.


     Address of Principal Executive Office (Street and Number): 102 WEST 500 SOUTH, SUITE 320

     City, State and Zip Code: SALT LAKE CITY, UTAH 84101


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative Response


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SEE ATTACHED SHEET.

(Attach Extra Sheets if Needed)


Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification

         SCOTT R. CARPENTER, ESQ.                     (801) 532-1234
                  (Name)                       (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               Yes [X]  No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               Yes [X]  No [ ]

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHED SHEET.



               CONVERGENCE COMMUNICATIONS, INC.
         (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated November 16, 1998   By  /S/ Anthony Sansone
                             --------------------------------
                             Anthony Sansone, Secretary and Treasurer

                                   ATTACHMENT

Part III:  Narrative Response

     Registrant's business operations consist primarily of its interests in wireless telecommunications rights in countries outside of the United States. The Registrant maintains a small administrative staff to minimize overhead. The Registrant's principal accounting officer, Anthony Sansone, has been outside of the United States for substantial periods working on a number of transactions relating to Registrant's business. The transactions are time sensitive and could not be postponed without the risk of termination of the respective transactions. In addition, as noted in the response to Part IV, question 3, Registrant completed the acquisition of interests in two entities during the period covered by the report which is the subject of this filing. The results of the operations of these acquisitions are included in the results of Registrant's operations. These operations are located in Latin America and have not historically used United States generally accepted accounting principles in reporting the results of their operations. Registrant has been required to spend substantial time and effort to insure that the results of the acquisitions' operations will be properly included as part of the Registrant's periodic reports.

Part IV, Question 3:  Narrative Response

     Registrant's business has historically consisted primarily of interests in non-operational telecommunications systems in Latin America. Registrant completed the acquisition of interests in two entities during the period covered by the report which is the subject of this filing. These acquisitions have operations and, under the terms of Registrant's acquisition of them, the results of those operations will be included in Registrant's filing. Consequently, the results of Registrants operations from the corresponding period for the last fiscal year will vary substantially from the results to be reported in the report which is the subject of this filing.